

Chembio Diagnostics, Inc.
3661 Horseblock Road, Medford, NY 11763
Ticker Symbol: CEMI (OTCBB)
Year Founded: 1992
Number of Employees: 96
Company Contact: Susan Norcott 631-924-1135 x125
www.chembio.com

Business Description

Chembio Diagnostics, Inc. develops, manufactures and licenses point-of-care testing (POCT) products. Chembio created and patented a new revolutionary technology called Dual Path Platform (DPP™). The technology is addressing critical market requirements in the infectious disease testing market and other growing markets. Products under development, both OEM and branded, are anticipated to create significant new revenue streams that will add to Chembio's core business of rapid HIV tests.

Investment Highlights

Newly patented DPP technology revolutionizes the category showing significant improvement over earlier technology. Major benefits include improved sensitivity, multiplexing, sample control and quantitative measurements.

Chembio's FDA Approved HIV tests marketed in U.S. by Inverness Medical Innovation (IMA), a leading POCT company. IMA markets Chembio's products as Clearview® Complete HIV 1/2 globally and Clearview® HIV 1/2 STAT-PAK™ in U.S. to hospital emergency departments, public health clinics, and physicians offices.

Point of care testing is the fastest growing segment of the $28 billion in-vitro diagnostics market. Drive for cost containment and need for quick results have caused the market to grow rapidly.

Financial Information

Selected Operating Results ($000s)	QI 2008	QI 2007	2007	2006
Total Revenues	2,365	2,038	9,231	6,502
Gross Profit	1,062	660	3,862	2,017
GP %	44.9%	32.3%	41.8%	32.0%
SG&A	1,247	1,252	4,832	5,195
R&D Expenses	626	319	1,907	1,401
Operating Loss	(812)	(911)	(3,862)	(2,017)
Net Loss	(798)	(729)	(2,627)	(4,995)
Net Loss Attributable to Common Stock	(798)	(1,083)	(8,272)	(8,205)

Selected Balance Sheet Information ($000s)	QI 2008
Cash	1,765
Total Assets	6,615
Total Liabilities	2,992
Shareholders' Equity	3,624
Common Stock Outstanding (# Shares in 000s)	60,537

Stock Information

Price 5/19/08 52 wk. hi/lo	$0.12 $.65 / $.08
Market Cap	$7.2MM
Average Vol.	100,477 (3 Mos.)

Company Coverage / Analyst

Collins Stewart LLC	Keay Nakae
JM Dutton Assoc,	Stephen Handley

Major Beneficial Holders	# of Common Shares and Warrants
Crestview Capital Masters Fund, LLC	24,145,310
Lawrence Siebert	8,466,405
Inverness Medical Innovations, Inc.	5,367,840
Vicis Capital Master Fund	4,608,707
Millennium 3 Opportunity Fund, LLC	4,006,610

Gross Profit (in 000's)

Legend: Q4, Q3, Q2, Q1

- 2005: $1,33 — $520 (Q4), $275 (Q3), $269 (Q2), $268 (Q1)
- 2006: $2,017 — $830 (Q4), $187 (Q3), $564 (Q2), $436 (Q1)
- 2007: $3,862 — $1,225 (Q4), $985 (Q3), $992 (Q2), $660 (Q1)
- 2008: $1,062 (Q1)

Total Revenue (in 000's)

Legend: Q4, Q3, Q2, Q1

- 2005: $3,941 — $1,358 (Q4), $945 (Q3), $906 (Q2), $732 (Q1)
- 2006: $6,503 — $2,610 (Q4), $1,018 (Q3), $1,637 (Q2), $1,238 (Q1)
- 2007: $9,231 — $2,376 (Q4), $2,314 (Q3), $2,503 (Q2), $2,038 (Q1)
- 2008: $2,365 (Q1)


DPP™ Technology
Competitive Advantages For POC Testing

DPP™

Buffer

T C

ID

Blood/Serum/Plasma

Sample + Buffer / Oral Fluid

CHEMBIO DIAGNOSTIC SYSTEMS, INC.

Chembio's Dual Path Platform Patented in 2007

- **Improved Sensitivity** - enabled by more efficient binding method
- **Easier Multiplexing** - due to even and direct distribution of sample to multiple test lines
- **Enhanced Sample Control** – as a result of independent sample migration path
- **Clearer Results** – efficient binding allows for improved functionality of instruments for reading and reporting of qualitative or quantitative results